1924 **80th Anniversary** 2004

Annual Report




Citizens National Bank
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Citizens National Bank


CNB

Year 2003

Citizens Financial Corp.

To Our Shareholders:

It is our pleasure to present you with Citizens Financial Corp.'s annual report for the year 2003. For us, it was a year of both great challenge and great reward.

Challenges came in the form of a generally sluggish local economy, strong competitive pressures in the home mortgage and consumer lending areas, continued low interest rates for investors and savers, a rebounding stock market and pricing pressures which further squeezed net interest margins throughout the industry.

The response of our employees to these challenges has been outstanding. The efforts of our business development and lending officers, as well as successful product promotions, resulted in loan growth of $19,087,704. Similarly, deposits increased by $13,807,558 as our employees exhibited a superior ability to listen to our customers, understand their needs, and identify the appropriate products to satisfy those needs. These same qualities also allowed us to better serve some of the major business and governmental entities in our area with the result that repurchase agreements with them increased by $9,948,556. These agreements provide important funds which help support our asset growth.

The "bottom line" result of all this is that we are now a larger bank than ever, $209 million; that net income and earnings per share hit all time highs of $2,011,949 and $3.14, respectively, and that our dividend of $1.50 per share increased for the twelfth consecutive year. You can learn more about our financial condition and results of operations by reading management's discussion contained in this report and we encourage you to do so.

With the success of 2003 behind us, we are looking forward to yet more challenges in 2004. Work on our new Marlinton facility, and the expansion of our Petersburg branch, continues. Despite setbacks due to poor weather, we hope to complete both of these projects this spring. Traditionally we have tried to offer our customers several convenient ways to bank with us including in-person, by using ATMs and through our Telebanking service. We proudly announce that in 2004, customers will not only find us at more convenient locations than ever, but will also be able to bank with us via the internet. In addition we'll be improving several key components of our information systems and preparing to participate in the banking industries' new check clearing procedure known as Check 21 in 2004.

We understand that our work to be the premier provider of quality financial services and products in our market and to create greater long-term value for our shareholders is ongoing. As we continue these efforts we recognize the contributions of our employees and directors and thank our customers and shareholders for allowing us to serve them. We also look forward to seeing our shareholders at our annual meeting on April 17, 2004.

Sincerely,

Max L. Armentrout
Chairman of the Board

Robert J. Schoonover
President and Chief Executive Officer

Citizens Financial Corp.

Financial Statement Responsibility

The financial statements contained in this report are the responsibility of management and have been prepared in conformity with accounting principles generally accepted in the United States of America.

The Company maintains a system of internal accounting controls and procedures which provides reasonable assurance as to the reliability of the financial records as well as the safeguarding of assets against loss from unauthorized use or disposition. The internal auditor systematically performs audits of operations, reviews procedures, monitors adherence to bank policies and submits written audit reports to the Audit Committee. This process provides reasonable assurance that the system of internal accounting controls and procedures operates effectively. The internal auditor, regulatory authorities and the independent certified public accountants have full access to the Audit Committee to discuss any appropriate matters.

Independent accountants provide an objective review of management's discharge of its financial responsibilities relating to the preparation of the financial statements. The independent accountant's report is based on an audit performed in accordance with auditing standards generally accepted in the United States of America. This report expresses an informed judgment as to whether management's financial statements present fairly, in conformity with accounting principles generally accepted in the United States of America, the Company's financial position, results of operations and cash flows.

Thomas K. Derbyshire, CPA
Vice President and Treasurer

Citizens Financial Corp.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction and Critical Accounting Policies

The following discussion and analysis presents the significant changes in financial condition and the results of operations of Citizens Financial Corp. and its subsidiaries, Citizens National Bank of Elkins, and Citizens Financial Services, LLC, for the periods indicated and should be read in conjunction with our 2003 audited financial statements and Annual Report on Form 10-K. Because our primary business activities are conducted through the bank, this discussion focuses primarily on the financial condition and operations of the bank. This discussion may contain forward looking statements based on management's current expectations. This forward looking information involves uncertainties including those associated with interest rates, the general economic environment, regulations, competitive changes, and other risks. Forward looking statements can be identified by words such as "may", "will", "expect", "anticipate", "believe", "estimate", "plans", "intends", or similar words. We do not attempt to update any forward looking statements. When provided, we intend forward looking information to assist readers in understanding anticipated future operations and we include them pursuant to applicable safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially. Amounts and percentages used in this discussion have been rounded.

As explained in Note 1 of this report, these financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and general practices within the financial services industry. As such, we are required to make estimates and assumptions that can affect the amounts in our financial statements. A summary of our most significant accounting policies, including an explanation of how assets and liabilities are valued, is also presented in Note 1.

Due to the subjective valuation techniques used and the sensitivity of our financial statements to the assumptions and estimates needed to determine the allowance for loan losses, we have identified the determination of the allowance as a critical accounting estimate. As such, it could be subject to revision as new information becomes available. Should this occur, changes to the provision for loan losses, which may increase or decrease future earnings, may be necessary. A discussion of the methods we use to determine our allowance for loan losses is presented later in this report.

Results of Operations

Earnings Summary

Net income for the three years ended December 31, 2003, 2002, and 2001 was $2,012,000, $1,928,000 and $1,905,000, respectively. On a per share basis, both primary and fully diluted, net income was $3.14, $2.98 and $2.93 in each period, respectively. The return on average assets was 1.03% in 2003, 1.10% in 2002, and 1.20% in 2001 while the return on average equity was 9.65%, 9.77% and 10.29% in the same periods. A more detailed discussion of the factors influencing the company's results of operations and financial condition is presented in the following sections of this report.

Net Interest Income

Net interest income represents the primary component of our earnings. It is the difference between interest and fee income generated by interest earning assets and interest expense incurred to carry interest bearing liabilities. Net interest income is affected by changes in balance sheet composition and interest rates. We attempt to maximize net interest income by determining the optimal product mix in light of current and expected yields on assets, cost of funds and economic conditions while maintaining an acceptable degree of risk.

Our net interest income has risen in each of the last three years to $8,222,000 in 2003. On a tax-equivalent basis, net interest income totaled $8,454,000 in 2003 compared to $7,763,000 in 2002 and $7,320,000 in 2001 resulting in net interest margins of 4.62%, 4.71% and 4.88%, respectively. While this measure is falling, this has been normal throughout the industry and, at 4.62% our margin remains well above peer group averages.

Similar to 2001 and 2002, we attempted to use our expanding branch network, along with a variety of marketing and customer service efforts, to gain market share and grow in 2003. As a result, the size and composition of our balance sheet changed.

Average earning assets increased $18.3 million to $183.0 million. Growth such as this normally enhances earnings and, in fact, our growth increased interest income by $1,275,000. This is known as the volume variance. However, interest rates, as well as volumes, impact interest income. Because rates remained low during the year the yield on our earning assets fell from 7.12% in 2002 to 6.36% in 2003. The effect of this drop in yield, or rate variance, was to reduce interest income by $1,363,000. Thus, the combined impact of higher volumes of earning assets and the lower rates they carried was to reduce tax-equivalent interest income by just $88,000.

Changes in the size of our interest bearing liabilities, and their cost, were much more significant, however. Average interest bearing liabilities increased $16.9 million in 2003 to $152.4 million which caused interest expense to rise $437,000. The impact of lower interest rates on these liabilities, however, was much greater and ultimately was the prime factor in our improved level of net interest income. Lower interest rates allowed the cost of our interest bearing liabilities to fall 83 basis points to 2.10% which had the effect of reducing interest expense by $1,216,000. Combining the volume variance with the rate variance we see interest expense was reduced by $779,000. So reduced interest expense resulting from the low interest rate environment was the major reason our net interest income increased in 2003.

These results are similar to 2002 when growth in earning assets was $14.8 million and tax equivalent net interest income improved $443,000. As was the case in 2003, the increase in net interest income in 2002 was due to lower interest expense resulting from a low interest rate environment.

The ability to maintain a strong net interest margin is crucial to our financial success. Looking forward, although economic signals are mixed, the interest rate environment in 2004 is expected to remain low but a stronger economy could result in some rate increases. Moderately higher rates would allow us to improve the yield on our earning assets while maintaining a low cost of funds. This would improve not only net interest income but also our net interest margin. A continuation of the current interest rate environment would likely extend our recent trend of recording higher net interest income but with our margin being reduced. Some of the variables we believe are important to the management of net interest income, as well as the methods we use, are discussed in the "Market Risk" portion of our Form 10-K. Additional details may also be found in the "Distribution of Assets, Liabilities and Shareholders' Equity: Interest Rate and Interest Differential" and "Rate Volume Analysis" sections of the 10-K.

Provision for Loan Losses

The provision for loan losses represents management's estimate of the amount to be charged against current earnings to maintain the allowance for loan losses at a level considered adequate to provide for losses that can be reasonably anticipated based on quarterly evaluations of the loan portfolio. The provision for loan losses totaled $324,000 in 2003, $288,000 in 2002 and $347,000 in 2001.

Because the amount of the provision for loan losses is a function of management's overall assessment of loan quality and the adequacy of the allowance for loan losses, we direct you to the "Allowance for Loan Losses" section of this report where we discuss the estimation methods and assumptions management uses in analyzing the allowance, as well as specific comments regarding loan quality, trends, concentrations and other factors.

Noninterest Income

Noninterest income, which is all revenues other than interest and fee income related to earning assets, has taken on greater importance in recent years due to increased competitive pressure and the restrictions it places on the pricing of interest bearing assets and liabilities. At $1,292,000 noninterest income was 10.2% of total income despite being down from $1,353,000 in 2002. In 2001 the total was $1,131,000.

The decrease in 2003 is due to lower levels of brokerage and secondary market loan fees. The secondary market mortgage program, although very popular in 2003, generated less income to the bank due to the restructuring of the fee splitting arrangement between the bank and the mortgage originators. Our brokerage program suffered in 2003 as we were without a licensed broker during the first quarter of the year and some customers may still be reluctant to invest in the equity markets following the down years of 2000-2002. Although these services can be somewhat cyclical in nature, we believe they will continue to meet the needs of customers and provide a significant source of noninterest income in the future. With our brokerage position now stable, we expect brokerage fees to approximate $70,000 in 2004. We are also in the process of re-evaluating the structure of our mortgage program and expect it to provide approximately $100,000 in fee income for the year.

The remaining areas of noninterest income did quite well in 2003. Trust fees increased $21,000 to $253,000 while service fees rose $47,000 on the strength of higher overdraft, ATM, and minimum balance fees. Other noninterest income improved by $34,000 due to an increase in the cash surrender value of insurance policies which were purchased in 2002 to fund certain retirement benefits of officers and directors. Insurance commission remained flat and securities gains were just $276. Sales of investment securities, all of which are classified as available for sale, have been, and are expected to continue to be, infrequent.

In 2002, noninterest income was $1,353,000, which was an increase of $222,000 from 2001. Much of this was due to the success of the secondary market mortgage program which, although having just started in the fourth quarter of 2001, generated $232,000 of fees in 2002. Trust and service fees also performed well due to the bank's growing customer base while other noninterest income increased again due to the increased cash surrender value of the insurance policies.

Noninterest Expense

Noninterest expense includes all items of expense other than interest expense, the provision for loan losses and income taxes. Total noninterest expense increased $502,000, or 8.8% in 2003 to $6,195,000. This follows totals of $5,692,000 in 2002 and $5,035,000 in 2001.

Unlike recent years when the addition of new branch offices caused salaries and operating costs to rise, the higher level of noninterest expense in 2003 is primarily due to increases in employee benefit costs. Our group insurance costs increased by $275,000 in 2003 mostly due to higher medical claims against our self-funded health insurance program. Claims for the year were $404,000 compared to $212,000 in 2002.

Costs related to the newly adopted executive and director supplemental retirement plan of $196,000 also contributed to the increase. This plan, which is explained in Note 10, carried a net cost of $127,000, before taxes, for the year. In contrast to these rising benefit costs, salaries increased just $30,000, or 1.2%, in 2003.

Increases were also observed in data processing expense, director fees, postage, professional fees and stationery costs. The increase in data processing expense is due to price increases imposed by third party vendors and an increase in the size of our customer base. Higher postage costs likewise reflect a growing customer base and increased mail volumes. Director fees, which include fees for various board committees, rose because the amount paid per meeting was increased. Professional fees increased $34,000, or 38.5%. Of this, more than $19,000 was related to the establishment and administration of the new executive and director retirement plan while additional costs were incurred for studies involving performance based compensation. The majority of these fees are nonrecurring.

Decreases in several other items helped to offset these expenses. Net occupancy expense fell by $22,000 due to greater rental income. Lower depreciation expense helped reduce equipment costs and other noninterest expense decreased $42,000 as some $39,000 in losses on the sale of foreclosed properties, present in 2002, were not incurred in 2003.

In 2002 noninterest expense increased by $657,000. Of this, $252,000 was related to the opening of a new branch facility. Salaries also increased greatly in 2002, rising $323,000. This was due to compensation paid to the bank's mortgage broker who, at this time, received a base salary plus a percentage of the commission generated by the program, as well as merit increases and the need to staff a new branch facility. Other noninterest expense, including the losses on the sale of foreclosed properties noted earlier, also increased in 2002.

With the opening of a de novo branch and the expansion of another scheduled for 2004, we believe noninterest expense will once again increase in the coming year. In the short-term this is expected to result in lower earnings. However, we believe the potential to generate additional earning assets, as well as noninterest income, will soon result in higher income levels. Although seeking growth within our current markets and nearby areas can be difficult in light of the existing economic conditions, we nonetheless believe that we must do so in order to enhance shareholder value.

Income Taxes

Income tax expense for the years 2003, 2002 and 2001 was $984,000, $992,000 and $997,000, respectively. Included in these figures are both federal and state income taxes. These figures represent effective tax rates of 32.8%, 34.0% and 34.4% in the respective years. We have not been subject to the federal alternative minimum tax during any of the periods covered by this report. Note 9 of the accompanying consolidated financial statements provides further information and additional disclosure of the significant components influencing our income taxes.

Financial Condition

Summary

While our national economy showed some signs of improvement in 2003, the economy within our market place shows limited expansion. Nonetheless, Citizens continues to grow as a result of the branching activity we have undertaken, strong marketing and product promotion efforts, and our commitment to customer service. During 2003 total assets increased $26.7 million, or 14.7%, to $209 million while gross loans and deposits increased $19.1 million and $13.8 million, respectively. A further discussion of our major balance sheet categories, as well as liquidity and the impact of inflation, follows.

Loan Portfolio

Total loans at December 31, 2003 of $135,755,000 were $19.1 million, or 16.4%, more than at the end of 2002 and represented 64.9% of total assets. Average total loans for the year were $124.7 million.

Much of this growth occurred in our mortgage portfolio which, at $89.1 million, grew by $11.2 million in 2003 to remain our largest loan portfolio. Included in this portfolio are several types of mortgage loans including 1-4 family residences, which total $51.0 million, home equity loans of $6.7 million, loans secured by nonresidential property of $30.9 million and other loans.

Our residential loans are nearly all variable rate in nature often adjusting annually or every three or five years. Consequently, we face strong competition from the fixed rate mortgage market where borrowers can lock in historically low interest rates. As a result, our residential mortgage portfolio rose by just $833,000 during the year. However, we continue to satisfy the demand for fixed rate mortgages through our secondary market program which originated $33.7 million in fixed rate mortgages during 2003 and provided fee income of $95,000. By continuing to use this approach we believe we are minimizing undesirable interest rate risk while maintaining customer relationships.

Our nonresidential mortgage lending primarily involves loans to local businesses including those in the automobile, farm equipment, tourism and other industries. These loans usually carry a variable rate which is tied to, and adjusts with, the prime rate. Due to the efforts of our commercial lending and business development personnel we were very successful in this area and were able to increase our nonresidential mortgage portfolio by $7.1 million. These efforts were vital to the growth of our total loan portfolio in light of the heavy competition for residential loans and the condition of the consumer lending market as is explained below.

The other major component of our mortgage lending business, home equities, rose by more than $3 million due to a promotion we ran during the second quarter.

As might be expected, our commercial lending also benefited from our business development activity. Such loans, which are secured by various business assets other than real estate, grew by $4.6 million to $25.4 million. This makes commercial loans our second largest loan portfolio. Those loans also typically carry a variable interest rate which adjusts with the prime rate.

Contrasting with the success of our mortgage and commercial lending activities is our consumer lending. After peaking in 2001, consumer lending has decreased in both 2002 and 2003 despite our expanding market. A drop of $2.2 million in 2002 was followed by a $1.3 million decrease in 2003. Total consumer loans now stand at $12.4 million. This is the result of several factors. First, many of our consumer loans are for the purchase of automobiles and auto manufacturers have continued to offer superior financing plans and cash rebates. In addition, the general weakness of our economy, worries about unemployment and the loss of wealth many consumers experienced in recent years caused many to postpone major purchases; it also caused us to tighten our credit standards as a means of maintaining credit quality.

We expect many of these same factors, strong fixed rate mortgage competition and consumer lending concerns, to impact our loan operations in 2004. Loan growth, therefore, is again expected to center on the nonresidential mortgage and commercial areas.

Allowance for Loan Losses and Credit Quality

The allowance for loan losses is maintained at a level we consider adequate to provide for losses that can be reasonably anticipated based on quarterly evaluations of the loan portfolio. These evaluations consider the potential loss in specifically identified loans and homogeneous pools of loans as well as other factors such as delinquency levels, historical loss experience, current and anticipated economic conditions, concentrations of credit, changes in lending policies or staff, and other factors.

Loans which are specifically analyzed include all loans with balances in excess of $250,000, all loans past due 90 or more days and those placed on our internally generated watch list. Management develops this list from various sources including past due loan reports, previous internal and external loan evaluations and knowledge of each borrower's financial situation. This list contains loans with possible weaknesses regarding collectibility, performance or the adequacy of collateral.

Loans that management places on the watch list are given a classification based on their perceived risk using a method similar to that of the bank's primary regulatory agency. After management determines the watch list to be complete, detailed reviews of each loan are made. Based on the results of these reviews, specific reserves for potential losses are identified.

Potential losses for loans not specifically analyzed are quantified by applying historical loss factors to pools of loans. Separate pools, and separate loss factors, are used for each of our major loan portfolios. We may assign additional loss exposure for changes in economic conditions, trends in past due loans, changes in lending policies or staff, concentrations of credit, unused lines or letters of credit and other factors. Finally, because these methods carry inherent imprecision and subjectivity, we establish an additional reserve for losses that are likely to exist at the evaluation date but may not have been quantified by the specific, pooled, or other analyses. We then aggregate these unallocated losses with the losses identified in the specific, pooled, and other analyses. Based on this aggregate total, the allowance for loan losses is adjusted as necessary through a provision for loan losses.

By employing these procedures management has determined that the December 31, 2003 allowance for loan losses of $1,396,000, which is 1.03% of gross loans, is adequate when measured against reasonably anticipated losses. At year end 2002 the allowance was $1,386,000, or 1.19% of loans.

In computing our allowance we specifically analyzed loans totaling $8.2 million. Of these it was determined that $467,000 of loans would require specific reserves totaling $289,000. Also within these loans were $352,000 of loans which were past due 90 days or more and which carried specific reserves of $97,000. Loans past due less than 90 days were $3,080,000 at year-end which, as a percent of total loans, is less than our historical average. A summary of nonperforming and past due loans is provided below:

	December 31	
	2003	**2002**
	(in thousands of dollars)	
Nonaccrual loans	**$ 16**	$ 14
Loans past due 90 days or more still accruing interest	**352**	57
Restructured loans	**—**	—
Total nonperforming loans	**368**	71
Loans past due 30-89 days	**3,080**	2,151
Total past due and nonperforming loans	**$3,448**	$2,222

Historical data suggests that of our three major loan portfolios, mortgage loans, our largest portfolio, carries the least amount of risk while commercial and consumer lending carry greater risk. As of December 31, estimated reserves attributable to mortgage lending were $103,000, or 7.4% of the total reserve. Reserves for commercial lending, including those for loan concentrations in the automobile and lumber industries, were $813,000, 58.2% of the total, while consumer reserves were $185,000 which is 13.2% of the total. Other reserves were assigned based on changes in our lending staff, local economic conditions and other factors.

Net charge-offs totaled $314,000 in 2003, an increase of just $14,000 from 2002. Of this total, $123,000 was related to one credit. The loss on this loan was specifically identified in our analysis prior to the charge-off. Although the risk of loss is inherent in the lending process, we believe we have similarly addressed each of the relevant risk factors in our analysis and were not aware of any credit issues existing at December 31, 2003 which were likely to have a significant negative impact on future earnings, capital or liquidity. Subsequent to year-end, discussions with one of our commercial loan customers revealed the potential for additional loss, however. This customer's loan payments were current both at December 31, 2003 and February 29, 2004. The amount of risk, if any, is being studied and cannot be reasonably estimated, nor can we establish that a loss is either probable or likely, at this time. We continue to work with the customer to further clarify the situation and in the event it is determined that a loss exists, appropriate adjustments to the allowance for loan losses will be made. Please refer to Notes 4 and 5 for additional information on our loan portfolio and the allowance for loan losses.

Securities Portfolio and Federal Funds Sold

Funds which are not needed to satisfy loan demand or operating needs are invested in securities as a means of improving earnings while also providing liquidity and balancing interest sensitivity concerns. The securities we purchase are limited to U.S. government agency issues, including mortgage backed issues of U.S. agencies, obligations of state and political subdivisions and investment grade corporate debt. All of our securities are classified as available for sale. The Board of Directors is informed of all securities transactions each month and a series of policy statements limit the amount of credit and interest rate risk we may take.

At December 31, 2003, securities totaled $60,077,000 which was $5.9 million more than at year-end 2002. Our securities portfolio is a major component of our assets structure representing 28.7% of assets at year-end and 31.0% of average earning assets during the year.

As we have in the past, we continue to follow a practice of constructing a short-term, laddered portfolio structure. The laddered structure allows the portfolio to generate a more or less continual stream of maturing bonds which, if not pledged, can be used to fund other investments, such as loans, if necessary. It also serves as a method of preventing "market timing" by keeping the bank continually involved in portfolio management. The portfolio management systems we use support our belief that we can neither successfully engage in market timing over the long-term nor is market timing appropriate for our bank.

By maintaining a short-term portfolio we attempt to reduce our exposure to interest rate swings. At December 31, 2003, the weighted average life of the portfolio was 2.24 years.

Over the past two years we have also managed the portfolio with added attention to credit quality. This comes partly in response to the well publicized corporate abuses during that time. As a result, corporate debt securities, which can offer superior yields, were reduced from $15.4 million in 2001 to $10.3 million in 2002 to just under $7.0 million in 2003. As a percent of the total portfolio, corporate issues are now just 11.6% compared to 31.3% at the end of 2001. While we expect to continue to utilize corporate securities in the future, we will do so only after fully considering the risk involved in doing so.

It is likely, therefore, that most of our securities transactions will involve U.S. agency issues and mortgage backed securities issued by these agencies while bank qualified municipal debt may typically be used to a lesser degree. Equity investments in the Federal Reserve Bank and Federal Home Loan Bank are dictated by our membership in those organizations; no other forms of equity investing is likely. This conservative approach clearly favors safety over yield. Combined with the low interest rate environment, our conservative approach caused the average yield on our securities portfolio to fall to 4.48% in 2003 compared to 5.27% in 2002. However, the most recent peer group data which is available shows our yield to exceed the peer average by 21 basis points. In addition, our short-term portfolio structure will allow us to quickly reap the benefits of higher yields in the event interest rates rise. Please refer to Note 3 to our financial statements for additional information about our securities portfolio.

We generally try to minimize our involvement in the overnight federal funds market preferring to fully utilize available funds for higher yielding loan and securities alternatives while relying on maturing securities, loan repayments and deposit growth for liquidity. Nonetheless, at any given time, the execution of specific investing or funding strategies, or normal fluctuations in deposit and loan balances, may require the bank to sell, or buy, funds on an overnight basis. As of the report date we had no federal funds sold and $3 million of overnight borrowings. For the year, federal funds sold averaged $1,525,000 while overnight borrowings averaged $1,079,000.

Deposits and Other Funding Sources

Our recent efforts to grow deposits throughout our market area despite low interest rates continued to be successful in 2003. Deposits increased in each of our market areas and bankwide, total deposits rose $13.8 million to $161.5 million, a 9.3% increase. This was achieved without the addition of any new facilities during the year and follows a $15.9 million increase in 2002.

We review new deposit accounts, as well as closed accounts, on a weekly basis and have found that funds continue to flow into demand deposit, savings and money market accounts despite relatively low yields and 2003's improving stock market and mutual fund returns.

Growth in noninterest bearing demand deposits of $3.5 million actually eclipsed the 2002 growth of $2.8 million. At $23.5 million, noninterest bearing deposits comprise 14.55% of total deposits. Savings, money market, and interest bearing checking accounts increased a combined $4.75 million during the year which is 8.1%. Management views these deposits as very stable, long-term sources of funds and believes they play an important role in maintaining liquidity and balancing asset liability concerns.

Our largest deposit category is certificates of deposit. Total certificates at December 31, 2003 were $74.6 million including $11.6 million of individual retirement accounts. Thus, CDs make up 46.2% of total deposits.

In total CDs grew by $5.6 million in 2003 largely in certificates of $100,000 or more. These jumbo CDs, as they are known, are issued to a variety of local businesses, individuals and fraternal organizations. We do not advertise these funds in any way nor do we accept out of the area or brokered deposits. The growth in these funds is closely associated with the growth in our branch network and our efforts to develop more complete relationships with our customers. A number of these instruments were formerly held in the bank as regular certificates but became "jumbo" when customers added to them, a feature we make available on all of our CD products and which customers clearly appreciate. We monitor our jumbo CDs on a weekly basis and have found that, although they may carry interest rates slightly higher than our regular CDs, they have been a stable source of funds over the years.

Regular CDs, which total $48 million, were nearly steady in 2003. Although customers remain hesitant to invest in long-term certificates, we were particularly successful in promoting our three year certificates for the second consecutive year. In addition to allowing customers to add to the certificate, three year customers can also make limited penalty free withdraws and bump the rate higher should higher rates be offered. These popular features, as well as strategic pricing, resulted in a $7.8 million increase in 2003. We believe these deposits represent a stable source of low cost, mid-term funding which helps to protect against rising interest rates.

With more branch expansion on the horizon in 2004, we believe deposit growth should continue. However, should the equity markets continue their strong performance and other competitive factors materialize, the rate of deposit growth may slow.

We also utilize borrowings to fund our lending, investing and operating activities. Long-term borrowings includes term loans from the Federal Home Loan Bank of Pittsburgh which are used to fund specific larger loans. The terms of these borrowings are typically structured so that the cash flow provided by the loans closely matches the cash needed to repay the borrowing. During 2003 we borrowed $3 million in this manner. By funding some of our larger loans in this way we not only match cash flow streams, but also maintain an acceptable net interest spread on the loan and preserve operating liquidity.

Our short-term borrowings include overnight borrowings, which were discussed earlier, and repurchase agreements. As of December 31, 2003, we had five repurchase agreements, two more than previously, totaling $19.0 million. The growth in these accounts is directly related to the geographic growth in our marketplace, and the ability of our business development efforts to identify new or previously underserved business opportunities.

Four of these repurchase agreements are expected to provide a generally stable source of funds. The fifth will exhibit seasonal fluctuations. Because of this, we may acquire other forms of debt financing to support our funding needs when seasonal balances fall. Such a possibility has been addressed as part of our liquidity management program and additional sources of financing, if needed, are readily available.

Capital Resources

Total capital of $20.5 million closely approximates last year's $20.6 million although our asset growth did cause our capital to asset ratio to fall from 11.3% to 9.8%. This is still slightly higher than the peer group average, however.

Typically, a strong earnings performance such as ours would have increased capital. However, a decrease in the market value of our available for sale securities, the payment of dividends to our shareholders, and the purchase of treasury stock combined to offset the positive effect of our income on capital. An analysis of our equity accounts can be found in the Statement of Changes in Shareholders' Equity. Note 13 to the financial statements provides a summary of our risk based capital ratios and the related regulatory requirements. As the note shows, we continue to exceed all such requirements by a significant margin. Our projections for 2004 indicate that this is likely to remain the case. As of December 31, 2003 we were not aware of any trends or uncertainties which we expect to materially impair our capital position. We expect capital to remain more than 9% of assets at this time.

Citizens stock is traded on the over the counter market under the symbol CIWV. Trading activity has historically been light and 32,070 shares were traded in 2004. Included in this total are 15,145 shares of treasury stock we purchased during the year. Such purchases are made from time to time on the open market as permitted under our stock repurchase policy when the Board of Directors considers it be in the best interest of the company to do so. The price of stock ranged from $35.00 to $43.25 in 2003 and ended the year at $42.50.

Liquidity

The objective of our liquidity management program is to ensure the continuous availability of funds to meet the withdrawal demands of customers, the credit needs of borrowers, and to provide for other operational needs. Management believes that efficiently managing liquidity minimizes the bank's involvement in the overnight federal funds markets and enhances earnings. Liquidity is provided by various internal sources including unpledged investment securities, federal funds sold, loan repayments and the ability to maintain a stable or growing deposit base. In addition, external sources of liquidity are also available from correspondent banks. Unused lines of credit with these banks approximate $66,600,000 and are available to provide liquidity in the event it is needed.

We monitor our liquidity on a continual basis and prepare formal liquidity forecasts quarterly utilizing the next twelve months projected loan, deposit and capital expenditure levels. Historically, we have funded our growth internally keeping our overnight lending and borrowing to a minimum and only occasionally securing term debt to finance certain larger loans. Current projections indicate that we are likely to need additional external funding during 2004.

This need arises as we expect loan growth to exceed deposit growth by approximately $3.6 million and the construction projects at our branch facilities are expected to require approximately $867,000 of additional funds. In addition, while investment securities with a book value of $15.4 million will mature in 2004, approximately $8.2 are pledged and will, therefore, be unavailable to provide liquidity. Further, as noted earlier, one repurchase agreement is expected to show seasonal variations in amount and will likely decrease during the warm weather months. Therefore, it is during this time that our needs will be at their highest. One potential source of liquidity during the year, however, comes from approximately $7.4 million of callable securities which are expected to be called.

Ample funding sources, including the Federal Home Loan Bank, and other correspondents, are available to meet these needs. We do not believe this need poses a risk to earnings, capital, customers or other business partners.

Impact of Inflation

Our financial statements and related data in this report are prepared in conformity with generally accepted accounting principles in the United States of America which require our financial position and results of operations to be measured in terms of historical dollars except for the available for sale securities portfolio. Consequently, the relative value of money generally is not considered. Nearly all of our assets and liabilities are monetary in nature and, as a result, interest rates and competition in the market area tend to have a more significant impact on performance than the effect of inflation.

However, inflation does affect noninterest expenses such as personnel costs and the cost of services and supplies we use. Management attempts to offset such increases by controlling the level of noninterest expenditures and increasing levels of noninterest income. Because inflation rates have generally been low during the time covered by the accompanying consolidated financial statements, the impact of inflation on our earnings has not been significant.

Citizens Financial Corp.

Selected Financial Data Five Year Summary
(in thousands of dollars, except per share data)

	2003	2002	2001	2000	1999
BALANCE SHEET DATA:					
Total assets	**$209,129**	$182,400	$166,819	$153,532	$137,297
Securities	**60,077**	54,219	48,964	42,337	41,562
Loans, net	**134,311**	115,187	107,075	101,033	85,665
Deposits	**161,549**	147,741	131,752	121,519	110,232
Total shareholders' equity	**20,478**	20,605	19,022	17,390	15,954
SUMMARY OF OPERATIONS:					
Total interest income	**$ 11,415**	$ 11,519	$ 11,830	$ 11,154	$ 10,058
Total interest expense	**3,193**	3,972	4,677	4,425	3,963
Net interest income	**8,222**	7,547	7,153	6,729	6,095
Provision for loan losses	**324**	288	347	264	714
Net interest income after provision for loan losses	**7,898**	7,259	6,806	6,465	5,381
Noninterest income	**1,292**	1,353	1,131	979	701
Noninterest expense	**6,194**	5,692	5,035	4,582	4,491
Income before income taxes	**2,996**	2,920	2,902	2,862	1,591
Income taxes	**984**	992	997	973	490
Net income	**$ 2,012**	$ 1,928	$ 1,905	$ 1,889	$ 1,101
PER SHARE DATA:					
Net income:	**$ 3.14**	$ 2.98	$ 2.93	$ 2.90	$ 1.67
Cash dividends	**$ 1.50**	$ 1.40	$ 1.30	$ 1.20	$ 1.10

Consolidated Balance Sheets

December 31, 2003 and 2002

	2003	2002
Assets		
Cash and due from banks	**$ 5,952,297**	$ 4,789,115
Securities available for sale	**60,077,178**	54,219,132
Loans, less allowance for loan losses of $1,395,908 and $1,385,625, respectively	**134,311,352**	115,186,861
Bank premises and equipment, net	**3,606,772**	3,145,961
Accrued interest receivable	**1,096,486**	1,161,541
Other assets	**4,084,797**	3,897,779
Total assets	**$209,128,882**	$182,400,389
Liabilities and Shareholders Equity		
Liabilities		
Deposits:		
Noninterest bearing	**$ 23,511,943**	$ 20,042,463
Interest bearing	**138,036,606**	127,698,528
Total deposits	**161,548,549**	147,740,991
Short-term borrowings	**22,066,301**	10,394,745
Long-term borrowings	**3,402,902**	1,878,568
Other liabilities	**1,632,716**	1,781,110
Total liabilities	**188,650,468**	161,795,414
Commitments and contingencies		
Shareholders' equity		
Common stock, $2.00 par value, authorized 2,250,000 shares, issued 750,000 shares	**1,500,000**	1,500,000
Additional paid-in capital	**2,100,000**	2,100,000
Retained earnings	**18,965,862**	17,912,258
Accumulated other comprehensive income	**675,016**	1,243,664
Treasury stock at cost, 118,622 and 103,477 shares, respectively	**(2,762,464)**	(2,150,947)
Total shareholders' equity	**20,478,414**	20,604,975
Total liabilities and shareholders' equity	**$209,128,882**	$182,400,389

See Notes to Consolidated Financial Statements

Citizens Financial Corp.

Consolidated Statements of Income

For the Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Interest income			
Interest and fees on loans	**$ 9,034,533**	$ 8,893,876	$ 9,259,327
Interest and dividends on securities:			
Taxable	**2,019,419**	2,258,450	2,280,396
Tax-exempt	**346,154**	321,316	244,993
Interest on federal funds sold	**15,455**	44,997	44,777
Total interest income	**11,415,561**	11,518,639	11,829,493
Interest expense			
Interest on deposits	**2,826,172**	3,628,492	4,219,704
Interest on short-term borrowings	**254,359**	278,382	411,669
Interest on long-term borrowings	**112,873**	65,107	45,353
Total interest expense	**3,193,404**	3,971,981	4,676,726
Net interest income	**8,222,157**	7,546,658	7,152,767
Provision for loan losses	**324,000**	288,272	347,380
Net interest income after provision for loan losses	**7,898,157**	7,258,386	6,805,387
Noninterest income			
Trust income	**253,313**	232,197	204,843
Service fees	**658,766**	611,391	545,307
Insurance commissions	**55,594**	54,386	55,503
Securities gains	**276**	—	1,133
Brokerage fees	**30,160**	58,313	120,408
Secondary market loan fees	**95,050**	232,298	57,088
Other	**199,027**	164,896	146,968
Total noninterest income	**1,292,186**	1,353,481	1,131,250
Noninterest expense			
Salaries and employee benefits	**3,493,387**	3,023,267	2,648,880
Net occupancy expense	**238,243**	260,432	245,437
Equipment rentals, depreciation and maintenance	**417,957**	426,538	406,440
Data processing	**474,240**	454,013	403,570
Director fees	**222,983**	183,350	174,516
Postage expense	**157,186**	147,165	130,965
Professional service fees	**121,097**	87,456	75,278
Stationery	**137,179**	135,544	127,901
Other	**932,232**	974,638	821,816
Total noninterest expense	**6,194,504**	5,692,403	5,034,803
Income before income taxes	**2,995,839**	2,919,464	2,901,834
Income tax expense	**983,890**	991,907	997,099
Net income	**$ 2,011,949**	$ 1,927,557	$ 1,904,735
Basic and fully diluted earnings per common share	**$ 3.14**	$ 2.98	$ 2.93
Average common shares outstanding	**641,298**	647,720	650,032

See Notes to Consolidated Financial Statements

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Net Income	**$2,011,949**	$1,927,557	$1,904,735
Other comprehensive income:			
Gross unrealized gains/(losses) arising during the period	**(916,890)**	1,087,492	943,514
Adjustment for income tax (expense)/benefit	**348,413**	(449,983)	(320,795)
	(568,477)	637,509	622,719
Less: Reclassification adjustment for (gains)/losses included in net income	**(276)**	—	(1,133)
Adjustment for income tax expense/(benefit)	**105**	—	386
	(171)	—	(747)
Other comprehensive income, net of tax	**(568,648)**	637,509	621,972
Comprehensive Income	**$1,443,301**	$2,565,066	$2,526,707

See Notes to Consolidated Financial Statements

Citizens Financial Corp.

Consolidated Statements of Changes in Shareholders' Equity

For the Years Ended December 31, 2003, 2002 and 2001

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total Shareholders' Equity
	Shares	Amount					
Balance, December 31, 2000	750,000	$1,500,000	$2,100,000	$15,830,556	$ (15,817)	$(2,024,567)	$17,390,172
Net income	—	—	—	1,904,735	—	—	1,904,735
Cost of 1,739 shares acquired as treasury stock	—	—	—	—	—	(49,999)	(49,999)
Cash dividends declared ($1.30 per share)	—	—	—	(844,533)	—	—	(844,533)
Net change in unrealized gain/(loss) on available for sale securities	—	—	—	—	621,972	—	621,972
Balance, December 31, 2001	750,000	1,500,000	2,100,000	16,890,758	606,155	(2,074,566)	19,022,347
Net income	—	—	—	1,927,557	—	—	1,927,557
Cost of 2,350 shares acquired as treasury stock	—	—	—	—	—	(76,381)	(76,381)
Cash dividends declared ($1.40 per share)	—	—	—	(906,057)	—	—	(906,057)
Net change in unrealized gain/(loss) on available for sale securities	—	—	—	—	637,509	—	637,509
Balance, December 31, 2002	750,000	1,500,000	2,100,000	17,912,258	1,243,664	(2,150,947)	20,604,975
Net income	—	—	—	2,011,949	—	—	2,011,949
Cost of 15,145 shares acquired as treasury stock	—	—	—	—	—	(611,517)	(611,517)
Cash dividends declared ($1.50 per share)	—	—	—	(958,345)	—	—	(958,345)
Net change in unrealized gain/(loss) on available for sale securities	—	—	—	—	(568,648)	—	(568,648)
Balance, December 31, 2003	**750,000**	**$1,500,000**	**$2,100,000**	**$18,965,862**	**$ 675,016**	**$(2,762,464)**	**$20,478,414**

See Notes to Consolidated Financial Statements

Citizens Financial Corp.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Cash Flows From Operating Activities			
Net income	**$ 2,011,949**	$ 1,927,557	$ 1,904,735
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**344,218**	351,939	300,690
Provision for loan losses	**324,000**	288,272	347,380
Deferred income tax expense/(benefit)	**40,796**	43,922	(61,607)
Amortization of security premiums, net of accretion of security discounts	**286,743**	71,653	6,653
Amortization of goodwill	**13,399**	13,399	13,399
Securities (gains)/losses	**(276)**	—	(1,133)
Other (gains)/losses	**1,082**	38,913	(679)
Decrease in accrued interest receivable	**65,055**	46,681	6,583
Increase in other assets	**(107,213)**	(173,499)	(254,011)
Increase/(decrease) in other liabilities	**99,101**	(4,264)	(52,799)
Net cash provided by operating activities	**3,078,854**	2,604,573	2,209,211
Cash Flows From Investing Activities			
Proceeds from sales of securities available for sale	**1,128,852**	—	506,785
Proceeds from maturities and calls of securities available for sale	**14,060,000**	11,564,400	12,065,000
Principal payments received on securities available for sale	**5,509,591**	1,449,661	520,449
Purchases of securities available for sale	**(27,760,122)**	(17,252,886)	(18,782,411)
Loans made to customers, net	**(19,559,618)**	(8,186,883)	(6,701,105)
Purchases of bank premises and equipment	**(747,697)**	(840,301)	(615,316)
Purchase of life insurance contracts	**—**	(2,000,000)	—
Proceeds from sale of other real estate and other assets	**19,736**	145,142	178,391
Net cash used in investing activities	**(27,349,258)**	(15,120,867)	(12,828,207)
Cash Flows From Financing Activities			
Net increase in demand deposit, NOW, money market and savings accounts	**8,226,815**	9,334,531	3,406,483
Net increase in time deposits	**5,580,743**	6,654,525	6,826,581
Net increase/(decrease) in short-term borrowings	**11,671,556**	(3,526,930)	1,554,976
Proceeds from long-term borrowings	**3,000,000**	2,000,000	—
Repayments of long-term borrowings	**(1,475,666)**	(908,955)	(80,163)
Dividends paid	**(958,345)**	(906,057)	(844,533)
Acquisition of treasury stock	**(611,517)**	(76,381)	(49,999)
Net cash provided by financing activities	**25,433,586**	12,570,733	10,813,345
Increase in cash and cash equivalents	**1,163,182**	54,439	194,349
Cash and cash equivalents:			
Beginning	**4,789,115**	4,734,676	4,540,327
Ending	**$ 5,952,297**	$ 4,789,115	$ 4,734,676
Supplemental Disclosures of Cash Flow Information			
Cash payments for:			
Interest on deposits and on other borrowings	**$ 3,272,713**	$ 4,031,808	$ 4,671,941
Income taxes	**$ 1,015,938**	$ 959,815	$ 1,030,186
Supplemental Schedule of Noncash Investing and Financing Activities			
Other real estate and other assets acquired in settlement of loans	**$ 111,127**	$ 76,803	$ 311,813

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Significant Accounting Policies

Nature of business: Citizens Financial Corp. ("Citizens" or "the company" or "we") was incorporated as a bank holding company in 1987. Our wholly-owned bank subsidiary, Citizens National Bank of Elkins ("the bank") provides retail and commercial loan, deposit, trust and brokerage services to customers in Randolph, Tucker, Grant and Pocahontas Counties of West Virginia and nearby areas. Our other wholly-owned subsidiary, Citizens Financial Services, LLC, was formed for the purpose of investing in ProServ Insurance Agency, LLC, a general insurance agency selling property and casualty insurance established by the West Virginia Bankers Association. Citizens Financial Services became inactive in 2003.

Basis of financial statement presentation: Our accounting and reporting policies conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry.

Use of estimates: In order to prepare financial statements which conform to accounting principles generally accepted in the United States of America, we must make estimates and assumptions that affect the amounts reported and disclosures contained in the financial statements. Actual results could differ from those estimates.

Principles of consolidation: The accompanying consolidated financial statements include the accounts of Citizens Financial Corp. and both of its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Presentation of cash flows: For purposes of reporting cash flows, cash and cash equivalents includes cash on hand, balances due from banks (including cash items in process of clearing) and federal funds sold. Cash flows from demand deposits, NOW accounts and savings accounts are reported net since their original maturities are less than three months. Cash flows from loans and certificates of deposit and other time deposits are also reported net.

Securities: All of our debt and equity investment securities are classified as available-for-sale and carried at fair value, with unrealized gains and losses, net of tax, reported as a separate component of comprehensive income until realized. Gains and losses on the sale of available-for-sale securities are determined using the specific identification method. Premiums and discounts are recognized as interest income using the interest method over the period to maturity. Declines in the fair value of individual securities below their amortized cost that are determined to be other than temporary, result in write-downs of the individual securities to their fair value with the resulting write-downs included in current earnings as realized losses.

Loans and allowance for loan losses: All of our loans are expected to be held for the foreseeable future or until maturity or pay-off and are reported at their outstanding unpaid principal balance net of the allowance for loan losses, unearned discounts and any deferred origination fees or costs. Unearned discounts are recognized as income over the life of the loan by methods which approximate the interest method. Loan fees and origination costs are deferred and amortized as adjustments to the related loan's yield over its contractual life. Otherwise, interest income is accrued daily based on the principal amount outstanding.

A loan is considered impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due in accordance with the contractual terms of the specific loan agreement. Impaired loans, other than certain large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment, are reported at the present value of expected future cash flows discounted using the loan's original effective interest rate or, alternatively, at the loan's observable market price, or at the fair value of the loan's collateral if the loan is collateral dependent. The method selected to measure impairment is made on a loan-by-loan basis, unless foreclosure is deemed to be probable, in which case the fair value of the collateral method is used.

Impaired loans are generally placed on nonaccrual status when principal or interest is more than 90 days past due unless the loan is both well secured and in the process of collection. Interest on nonaccrual loans is recognized on the cash basis.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. The allowance is increased by provisions charged to operating expense and reduced by net charge-offs. The bank makes continuous credit reviews of the loan portfolio and considers current economic conditions, historical loan loss experience, review of specific problem loans and other factors in determining the adequacy of the allowance for loan losses. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

Bank premises and equipment: Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the assets. Repairs and maintenance expenditures are charged to operating expense as incurred. Major improvements and additions to premises and equipment are capitalized.

Other real estate: Other real estate consists of real estate held for resale which are acquired through foreclosure on loans secured by such real estate. At the time of acquisition, these properties are recorded at fair value with any writedown charged to the allowance for loan losses. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Expenses incurred in connection with operating these properties are charged to operating expenses as incurred but depreciation is not recorded on property held for sale. Gains and losses on the sales of these properties are credited or charged to operating income in the year of the transaction.

Intangible assets: In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS 142"), which addresses the accounting and reporting for acquired goodwill and other intangible assets. Under the provisions of SFAS 142, goodwill and certain other intangible assets with indefinite useful lives are no longer amortized into net income over an estimated life, but rather are tested at least annually for impairment based on specific guidance provided in the new standard. However, SFAS 142 did not supersede Statement of Financial Accounting Standards No. 72, Accounting for Certain Acquisitions of Banking or Thrift Institution ("SFAS 72"), and therefore, any goodwill accounted for in accordance with SFAS 72 will continue to be amortized. SFAS 142 also requires that intangible assets determined to have definite useful lives be amortized over their estimated useful lives and also be subject to impairment testing.

In October 2002, the FASB issued Statement of Financial Accounting Standards No. 147, Acquisitions of Certain Financial Institutions ("SFAS 147"). SFAS 147 removes acquisitions of financial institutions from the scope of SFAS 72 and requires that these transactions be accounted for in accordance with FASB Statement No. 141, Business Combinations, and SFAS 142. In addition, SFAS 147 clarifies that the acquisition of a less-than-whole financial institution (e.g. a branch acquisition) that meets the definition of a business should be accounted for as a business combination, otherwise the transaction should be accounted for as an acquisition of net assets that does not result in the recognition of goodwill. SFAS 147 also amends FASB Statement No. 144, Accounting for Impairment or Disposal of Long-Lived Assets, to include in its scope long-term customer relationship intangible assets of financial institutions such as depositor and borrower relationship intangible assets. SFAS 147 has not materially impacted our financial position or our results of operations.

Securities sold under agreements to repurchase: We generally account for securities sold under agreements to repurchase as collateralized financing transactions. Securities, generally U.S. government and federal agency securities, pledged as collateral under these financing arrangements cannot be sold or repledged by the secured party.

Pension benefits: The bank has a noncontributory, defined benefit pension plan covering substantially all employees. The plan provides benefits that are based on employees' five year average final compensation and years of service. Our funding policy is to make the minimum annual contributions required by regulation. Pension costs are actuarially determined and charged to expense.

Postretirement benefits: The bank also provides certain health care and life insurance benefits for all retired employees that meet certain eligibility requirements. The bank's share of the estimated costs that will be paid after retirement is generally being accrued by charges to expense over the employees' active service periods to the dates they are fully eligible for benefits, except that the bank's unfunded cost at January 1, 1993 is being accrued primarily on a straight-line basis through the year ending 2013.

Income taxes: Deferred tax assets and liabilities are determined based on differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Valuation allowances are established when deemed necessary to reduce deferred tax assets to the amount expected to be realized.

The consolidated provision for income taxes includes federal and state income taxes and is based on pretax income reported in the consolidated financial statements, adjusted for transactions that may never enter into the computation of income taxes payable.

Basic and fully diluted earnings per share: Basic and fully diluted earnings per common share is computed based upon the weighted average shares outstanding. The weighted average shares outstanding were 641,298, 647,720 and 650,032 for the years ended December 31, 2003, 2002 and 2001, respectively. We did not have any potentially dilutive securities during that time.

Trust department: Assets held in an agency or fiduciary capacity by the bank's trust department are not assets of the bank and are not included in the accompanying balance sheets. Trust department income is recognized on the cash basis in accordance with customary banking practice. Reporting such income on a cash basis rather than the accrual basis does not affect net income materially.

Derivative Instruments and Hedging Activities: The bank recognizes all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

Advertising: Advertising costs are expensed as they are incurred.

Reclassifications: Certain accounts in the consolidated financial statements for 2002 and 2001, as previously presented, have been reclassified to conform to current year classifications.

Note 2. Cash Concentrations

At December 31, 2003 and 2002, the bank had no cash concentrations.

Note 3. Securities

The amortized cost, unrealized gains, unrealized losses and estimated fair values of securities at December 31, 2003 and 2002, are summarized as below. All such securities are available for sale.

	2003			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Carrying Value (Estimated Fair Value)
U.S. Government agencies and corporations	$32,742,572	$ 732,717	$ 43,471	$33,431,818
Mortgage-backed securities—U.S. Government agencies and corporations	9,454,437	28,670	63,501	9,419,606
Federal Reserve Bank stock	108,000	—	—	108,000
Federal Home Loan Bank stock	852,900	—	—	852,900
Corporate debt securities	6,840,204	135,852	17,832	6,958,224
Tax exempt state and political subdivisions	8,990,322	319,477	3,169	9,306,630
Total securities available for sale	$58,988,435	$1,216,716	$ 127,973	$60,077,178

	2002			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Carrying Value (Estimated Fair Value)
U.S. Government agencies and corporations	$25,858,418	$1,186,300	$ —	$27,044,718
Mortgage-backed securities—U.S. Government agencies and corporations	7,024,097	120,673	—	7,144,770
Federal Reserve Bank stock	108,000	—	—	108,000
Federal Home Loan Bank stock	536,400	—	—	536,400
Corporate debt securities	9,913,777	389,152	9,259	10,293,670
Tax exempt state and political subdivisions	8,772,531	319,197	154	9,091,574
Total securities available for sale	$52,213,223	$2,015,322	$9,413	$54,219,132

Provided below is a summary of securities available for sale which were in an unrealized loss position at December 31, 2003. All of them were purchased in 2003. Therefore, none have been in a continuous loss position for twelve months or more. We believe the deterioration in value is attributable to changes in market interest rates and not the credit quality of the issuer. Management intends, and has the ability, to hold these securities until maturity at which time the full value is expected to be recovered.

	Securities Available for Sale					
	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government agencies and corporations	$ 4,978,911	$ 43,471	$—	$—	$ 4,978,911	$ 43,471
Mortgage backed securities– U.S. Government agencies and corporations	5,506,310	63,501	—	—	5,506,310	63,501
Federal Reserve Bank stock	—	—	—	—	—	—
Federal Home Loan Bank stock	—	—	—	—	—	—
Corporate debt securities	1,588,200	17,832	—	—	1,588,200	17,832
Tax exempt state and political subdivisions	727,877	3,169	—	—	727,877	3,169
Total securities available for sale	$12,801,298	$127,973	$—	$—	$12,801,298	$127,973

The maturities, amortized cost and estimated fair values of securities at December 31, 2003 are summarized as follows:

	Available for Sale	
	Amortized Cost	Carrying Value (Estimated Fair Value)
Due within one year	$15,182,165	$15,387,431
Due after one through five years	39,154,078	39,888,253
Due after five through ten years	3,691,292	3,840,594
Due after ten years	—	—
Equity securities	960,900	960,900
Total	$58,988,435	$60,077,178

Mortgage backed securities have remaining contractual maturities ranging from 3 to 13.5 years and are reflected in the maturity distribution schedule based on their anticipated average life to maturity, which ranges from 1.05 to 5.55 years. Accordingly, discounts are accreted and premiums are amortized over the anticipated life to maturity of the specific obligation.

The proceeds from sales, calls and maturities of securities; including principal payments received on mortgage backed securities, and the related gross gains and losses realized are as follows:

Years Ended December 31,	Proceeds From			Gross Realized	
	Sales	Calls and Maturities	Principal Payments	Gains	Losses
2003					
Securities available for sale	**$1,128,852**	**$14,060,000**	**$5,509,591**	**$ 3,421**	**$ 3,145**
2002					
Securities available for sale	$ —	$11,564,400	$1,449,661	$ —	$ —
2001					
Securities available for sale	$ 506,785	$12,065,000	$ 520,449	$ 1,133	$ —

At December 31, 2003 and 2002 securities carried at $27,062,537 and $19,210,179, respectively, with estimated fair values of $27,920,377 and $20,171,096, respectively, were pledged to secure public deposits, securities sold under agreements to repurchase, and for other purposes required or permitted by law.

At December 31, 2003, we had a concentration within our corporate debt securities classification which included obligations of banking and financial services industry companies with global operations having an approximate carrying value of $3,089,304 and an estimated fair value of $3,144,875. There were no concentrations with any one issuer.

Federal Reserve Bank stock and Federal Home Loan Bank stock are equity securities which are included in securities available for sale in the accompanying consolidated financial statements. Such securities are carried at cost, since they may only be sold back to the respective issuer or another member at par value.

Note 4. Loans

Loans are summarized as follows:

	December 31,	
	2003	**2002**
Commercial, financial and agricultural	**$ 25,417,272**	$ 20,819,588
Real estate—construction	**5,962,346**	2,688,643
Real estate—mortgage	**89,111,232**	77,936,759
Installment loans	**12,396,273**	13,656,644
Other	**2,868,205**	1,565,990
Total loans	**135,755,328**	116,667,624
Net deferred loan origination fees and costs	**(47,964)**	(92,840)
Less unearned income	**(104)**	(2,298)
Total loans net of unearned income and net deferred loan origination fees and costs	**135,707,260**	116,572,486
Less allowance for loan losses	**1,395,908**	1,385,625
Loans, net	**$134,311,352**	$115,186,861

Included in the above balance of net loans are nonaccrual loans amounting to $15,766 and $13,972 at December 31, 2003 and 2002, respectively. If interest on nonaccrual loans had been accrued, such income would have approximated $1,604, $4,738 and $1,122 for the years ended December 31, 2003, 2002 and 2001, respectively.

In the past, the bank has made loans, in the normal course of business, to its directors, executive officers and their related interests, and will continue to make such loans in the future. At December 31, 2003 and 2002 outstanding loans of this nature totaled $2,659,379 and $3,424,780, respectively.

The following presents the activity with respect to related party loans aggregating $60,000 or more to directors, executive officers, and their related interests of Citizens Financial Corp. and subsidiaries during the years ended December 31, 2003 and 2002:

	2003	2002
Balance, beginning	**$ 3,277,361**	$3,286,681
Additions	**1,886,362**	803,596
Amounts collected	**(2,673,050)**	(812,916)
Balance, ending	**$ 2,490,673**	$3,277,361

The following represents the maturities and sensitivities of loans to changes in interest rates at December 31, 2003, without regard to scheduled periodic principal repayments on amortizing loans:

	Due Within 1 Yr	Due After 1 But Within 5 Yrs	Due After 5 Yrs	Total
Commercial, financial and agricultural	$ 2,786,939	$ 8,708,033	$ 13,922,300	$ 25,417,272
Real estate—construction	4,414,943	—	1,547,403	5,962,346
Real estate—mortgage	2,081,531	3,485,512	83,544,189	89,111,232
Installment loans	1,002,085	10,474,211	919,977	12,396,273
Other	438,732	1,024,756	1,404,717	2,868,205
Total	$ 10,724,230	$23,692,512	$101,338,586	$135,755,328
Loans due after one year with:				
Variable rates	$ 97,638,804			
Fixed rates	27,392,294			
Total	$125,031,098			

Concentrations of credit risk: Citizens National Bank of Elkins grants installment, commercial and residential loans to customers in central and eastern West Virginia in striving to maintain a diversified loan portfolio. Nonetheless, concentrations of credit, defined as loans to a customer, the customers' related parties, or to a number of customers operating in the same industry, which in the aggregate total 25% or more of capital can occur. At December 31, 2003, we had two such concentrations.

Direct and indirect extensions of credit to automobile dealers, consisting of floor plan loans and other commercial loans which are generally secured by liens on the subject inventories or equipment, totaled approximately $11,881,000. Additional collateral such as pledges of accounts receivable, real estate, or personal guarantees may also be required when granting these credits. Extensions of credit to companies operating in the lumber industry and their related parties approximated $7,700,000. These loans are generally made for the purpose of financing logging equipment and are typically secured by liens on the subject equipment. Additional security, such as that previously noted, may also be required. The bank evaluates each such customer's credit worthiness on a case-by-case basis. The amount of collateral obtained is based upon these credit evaluations.

Note 5. Allowance for Loan Losses

An analysis of the allowance for loan losses for the years ended December 31, 2003, 2002 and 2001, is as follows:

	2003	2002	2001
Balance, beginning of year	**$1,385,625**	$1,397,528	$1,150,900
Losses:			
Commercial, financial and agricultural	**128,511**	134,250	27,384
Real estate—mortgage	**24,390**	56,296	11,657
Installment	**189,782**	137,436	116,411
Total	**342,683**	327,982	155,452
Recoveries:			
Commercial, financial and agricultural	**21,200**	3,430	35,946
Real estate—mortgage	**208**	752	100
Installment	**7,558**	23,625	18,654
Total	**28,996**	27,807	54,700
Net losses	**313,717**	300,175	100,752
Provision for loan losses	**324,000**	288,272	347,380
Balance, end of year	**$1,395,908**	$1,385,625	$1,397,528

There were no loans that were considered impaired at December 31, 2003 or 2002.

We regularly review the credit quality of all loans with balances of $250,000 or more. When credit weaknesses are found, specific reserves are established. If no such weaknesses are found, these loans are grouped with other, smaller balance loans of a similar type, either real estate, commercial, or consumer, and reserves are established for each group type as called for by SFAS Nos. 114 and 118 using historical and peer group loss data.

Note 6. Bank Premises and Equipment

The major categories of bank premises and equipment and accumulated depreciation and amortization at December 31, 2003 and 2002, are summarized as follows:

	2003	2002
Land	**$ 773,103**	$ 523,103
Buildings and improvements	**4,116,190**	3,859,650
Furniture and equipment	**2,454,828**	2,270,507
Total bank premises and equipment	**7,344,121**	6,653,260
Less accumulated depreciation and amortization	**3,737,349**	3,507,299
Bank premises and equipment, net	**$3,606,772**	$3,145,961

Depreciation and amortization expense for the years ended December 31, 2003, 2002 and 2001, totaled $344,218, $351,939 and $300,690, respectively.

Note 7. Deposits

The following is a summary of interest bearing deposits by type as of December 31, 2003 and 2002:

	2003	2002
Interest bearing checking accounts	**$ 27,354,631**	$ 27,221,236
Money market accounts	**8,690,222**	6,381,846
Savings accounts	**27,359,587**	25,044,022
Certificates of deposit under $100,000	**48,063,014**	48,119,359
Certificates of deposit of $100,000 or more	**26,569,152**	20,932,065
Total	**$138,036,606**	$127,698,528

Interest expense on deposits is summarized below:

	2003	2002	2001
Interest bearing checking accounts	**$ 328,861**	$ 477,876	$ 595,606
Money market accounts	**59,686**	84,284	118,779
Savings accounts	**164,352**	378,933	422,258
Certificates of deposit under $100,000	**1,491,065**	1,918,574	2,241,704
Certificates of deposit of $100,000 or more	**782,208**	768,825	841,357
Total	**$2,826,172**	$3,628,492	$4,219,704

The following is a summary of the maturity distribution of certificates of deposit in amounts of $100,000 or more as of December 31, 2003:

	Amount	Percent
Three months or less	$ 2,766,712	10.41%
Three through six months	3,825,273	14.40%
Six through twelve months	2,831,594	10.66%
Over twelve months	17,145,573	64.53%
Total	$26,569,152	100.00%

A summary of the maturities for all time deposits as of December 31, 2003, follows:

Year	Amount
2004	$32,305,980
2005	22,406,331
2006	17,877,237
2007	1,298,976
2008	736,413
After 2008	7,229
Total	$74,632,166

At December 31, 2003, deposits of related parties including directors, executive officers, and their related interests of Citizens Financial Corp. and subsidiaries approximated $3,688,000.

Note 8. Derivative Instruments

The bank has offered a product known as the Index Powered CD to its customers since 2001. This is a five year certificate of deposit which, if held to maturity, provides the customer with guaranteed return of principal and interest which is linked to the performance of the Standard and Poor's 500 Index over the term of the certificate of deposit. As of December 31, 2003 and 2002 the notional value of these deposits was $893,629 and $710,906, respectively.

The linkage of the interest earned on the certificate of deposit and the return of the index is considered an equity option and is accounted for as an embedded derivative under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). As required by SFAS 133, the fair value of the embedded derivative is deducted from the certificate of deposit creating a discount that is amortized to interest expense using the effective interest method over the term of the certificate of deposit. The corresponding equity option is carried as a liability at fair value with changes in the value recognized in current earnings.

To manage the market risk associated with this product, the bank enters into interest rate swap agreements with the Federal Home Loan Bank of Pittsburgh ("FHLB") for the notional amount of the certificate of deposit. Under this agreement the bank pays either fixed or variable interest to the FHLB quarterly over the term of the certificate of deposit and the FHLB pays the bank the amount of interest due the customer at maturity.

This interest rate swap also represents a derivative contract and is accounted for as a fair value hedge under SFAS 133. As such, it is carried as an asset at fair value with changes in value being recognized in current earnings. The impact of the company's derivative activities on pretax income was $(28,199) in 2003, $(10,488) in 2002 and $0 in 2001.

Note 9. Income Taxes

The components of applicable income tax expense/(benefit) for the years ended December 31, 2003, 2002 and 2001, are as follows:

	2003	**2002**	**2001**
Current:			
Federal	**$804,169**	$792,896	$ 914,185
State	**138,925**	155,089	144,521
	943,094	947,985	1,058,706
Deferred:			
Federal	**36,502**	39,299	(55,122)
State	**4,294**	4,623	(6,485)
	40,796	43,922	(61,607)
Total	**$983,890**	$991,907	$ 997,099

Deferred income taxes reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured for tax purposes. Deferred tax assets and liabilities represent the future tax return consequences of temporary differences, which will either be taxable or deductible when the related assets and liabilities are recovered or settled.

The tax effects of temporary differences which give rise to the company's deferred tax assets and liabilities as of December 31, 2003 and 2002, are as follows:

	2003	2002
Deferred tax assets:		
Allowance for loan losses	**$ 380,818**	$ 376,911
Accrued income and expenses	**10,225**	9,850
Employee benefit plans	**33,632**	—
Depreciation	**—**	24,006
Net loan origination fees and costs	**18,226**	35,279
	442,901	446,046
Deferred tax liabilities:		
Accretion on securities	**(99,334)**	(97,957)
Employee benefit plans	**—**	(31,569)
Depreciation	**(67,845)**	—
Net unrealized gain on securities	**(413,719)**	(762,246)
	(580,898)	(891,772)
Net deferred tax asset/(liability)	**$(137,997)**	$(445,726)

A reconciliation between the amount of reported income tax expense and the amount computed by multiplying the statutory income tax rate by book pretax income for the years ended December 31, 2003, 2002 and 2001, is as follows:

	2003		2002		2001	
	Amount	Percent	Amount	Percent	Amount	Percent
Computed tax at applicable statutory rate	**$1,018,585**	**34.0**	$ 992,618	34.0	$ 986,624	34.0
Increase/(decrease) in taxes resulting from:						
Tax-exempt interest	**(152,867)**	**(5.1)**	(142,742)	(4.9)	(110,098)	(3.8)
State income taxes, net of federal tax benefit	**91,691**	**3.1**	102,359	3.5	95,384	3.3
Other, net	**26,481**	**0.8**	39,672	1.4	25,189	0.9
Applicable income taxes	**$ 983,890**	**32.8**	$ 991,907	34.0	$ 997,099	34.4

Note 10. Employee Benefit Plans

Citizens National Bank offers a number of benefit plans to its employees and directors. Among them are pension and other postretirement benefit plans which are described below.

Pension Plan: The bank has a defined benefit pension plan covering all employees who meet the eligibility requirements. To be eligible, an employee must be 21 years of age and have completed one year of continuous service. The plan provides benefits based on the participant's years of service and five year average final compensation. Our funding policy is to make the minimum annual contribution that is required by applicable regulations.

401(k) Plan: A 401(k) profit sharing plan is provided for the benefit of all employees who have attained the age of 21 and completed one year of continues service. The plan allows participating employees to contribute up to 15% of their annual compensation and permits the bank to make discretionary non-matching contributions to the plan in such amount as the Board may determine to be appropriate. Contributions made to the plan by the bank for the years ended December 31, 2003, 2002 and 2001, were $79,000, $57,000 and $51,000, respectively.

Executive Supplemental Income Plan: Subsequent to an amendment to the bank's pension benefit formula in 1995, it offered a nonqualified executive supplemental income plan to certain senior officers, some of whom are now retired, as a means of overcoming the reduced pension benefit. The plan provides predetermined fixed monthly income for a period of 180 months to the participants upon retirement. It is funded by life insurance contracts which the bank purchased. The bank has been named the beneficiary of those contracts. The liability accrued under this plan at December 31, 2003 and 2002 was $250,735 and $242,229, respectively. The cash surrender values of the underlying insurance contracts at those same dates were $374,947 and $326,634. Expenses associated with the plan were $17,412 in 2003, $16,423 in 2002, and $23,222 in 2001.

Executive and Director Supplemental Retirement Plan: Effective January 1, 2003, the bank entered into a non-qualified supplemental executive and director retirement plan with various officers and directors of the bank which provides them with income benefits payable at retirement age or death. Retirement benefits to be accumulated prior to death are determined annually under a defined contribution formula that requires the income from investments in underlying life insurance contracts to exceed a predetermined opportunity cost, with this excess being accumulated to the benefit of the eligible participant. This excess portion is then accumulated annually until the person is eligible for retirement, at which time it is paid out annually in 10 equal installments. An additional retirement benefit equal to the excess earnings over opportunity costs as determined each year after retirement is paid to the participant annually until death. Under either the executive or director plans, if the return on the underlying investment in life insurance contracts does not exceed the related opportunity costs, no benefits are due or payable to any participant upon retirement. In connection with this plan, the bank purchased life insurance contracts in 2002 for $2,000,000. These contracts are not assets of the plan but are instead owned by the bank and had cash surrender values of $2,103,328 at December 31, 2003 and $2,034,390 at December 31, 2002. Liabilities under the plan were $194,821 at December 31, 2003. Expenses of the plan, net of income for the increase in the cash surrender value, were $127,000 in 2003. No liabilities existed, nor were expenses incurred, prior to the 2003 inception date.

Postretirement Healthcare and Life Insurance Plan: Citizens National Bank sponsors a postretirement healthcare plan and a postretirement life insurance plan for all retired employees that meet certain eligibility requirements. Both plans are contributory with retiree contributions that are adjustable based on various factors, some of which are discretionary. These factors are intended to hold constant the maximum monthly benefit of $100 payable per eligible retiree for postretirement health care. Accordingly, an assumed 1 percentage point increase or decrease in healthcare cost trend rates would not impact the healthcare plan's accumulated postretirement benefit obligation or the aggregate of the plans service and interest costs. Both the healthcare plan and life insurance plan are unfunded.

Additional information regarding our defined benefit pension and other postretirement benefit obligations plans is provided below. The measurement date used for the pension disclosures is October 31.

	Pension Benefits		Other Benefits	
	2003	**2002**	**2003**	**2002**
Change in benefit obligation				
Benefit obligation at beginning of year	**$3,521,816**	$3,193,336	**$ 530,576**	$ 495,054
Service cost	**86,315**	88,114	**23,590**	20,120
Interest cost	**243,011**	231,209	**33,628**	32,519
Actuarial (gain)/loss	**186,683**	157,618	**15,963**	12,716
Benefits paid	**(179,784)**	(148,461)	**(42,643)**	(29,833)
Benefit obligation at end of year	**$3,858,041**	$3,521,816	**$ 561,114**	$ 530,576
Change in plan assets				
Fair value of plan assets at beginning of year	**$3,277,945**	$3,922,053	**$ —**	$ —
Actual return/(loss) on plan assets	**423,541**	(495,647)	**—**	—
Employer contribution	**—**	—	**—**	—
Plan participants' contributions	**—**	—	**42,643**	29,833
Benefits paid	**(179,784)**	(148,461)	**(41,224)**	(28,674)
Fair value of plan assets at end of year	**$3,521,702**	$3,277,945	**$ 1,419**	$ 1,159
Funded status	**$ (336,339)**	$ (243,871)	**$(561,114)**	$(530,576)
Unrecognized net actuarial (gain)/loss	**1,281,557**	1,174,001	**(86,740)**	(106,742)
Unrecognized prior service benefit	**(80,427)**	(112,791)	**—**	—
Unrecognized net obligation at transition	**(688)**	(23,809)	**188,501**	209,447
Prepaid/(accrued) benefit cost	**$ 864,103**	$ 793,530	**$(459,353)**	$(427,871)

	Pension Benefits		Other Benefits	
	2003	**2002**	**2003**	**2002**
Amounts Recognized in the Statement of Financial Position				
Prepaid Benefit Cost	**$864,103**	$793,530	**$ N/A**	$ N/A
Contributions after the Measurement Date	**N/A**	N/A	**N/A**	N/A
Accrued Benefit Liability	**N/A**	N/A	**(459,353)**	(427,871)
Intangible Asset	**N/A**	N/A	**N/A**	N/A
Accumulated Other Comprehensive Income	**N/A**	N/A	**N/A**	N/A
Net Amount Recognized	**$864,103**	$793,530	**$(459,353)**	($427,871)

Information for pension plans with an accumulated benefit obligation in excess of plan assets

The accumulated benefit obligation of our pension plan was $3,322,278 at October 31, 2003 and $2,973,964 at October 31, 2002. The fair value of plan assets at those same dates were $3,521,702 and $3,277,945, respectively. Projected benefit obligations totaled $3,858,041 and $3,521,816 at October 31, 2003 and 2002, respectively. Our other plans had accumulated benefit obligations of $561,114 and $530,576 at December 31, 2003 and 2002, respectively. These plans are not funded by plan assets.

	Pension Benefits			Other Benefits		
	2003	2002	2001	2003	2002	2001
Components of net periodic benefit cost						
Service cost	**$ 86,315**	$ 88,114	$ 61,676	**$23,590**	$20,120	$20,968
Interest cost	**243,011**	231,209	224,280	**33,628**	32,519	32,798
Expected return on plan assets	**(363,222)**	(370,363)	(363,067)	**(4,039)**	(4,537)	(4,402)
Net amortization and deferral	**(40,089)**	(41,489)	(62,530)	**20,946**	20,946	20,946
Net periodic benefit cost	**$ (73,985)**	$ (92,529)	$(139,641)	**$74,125**	$69,048	$70.310

Unrecognized prior service cost is expensed using a straight-line amortization of the cost over the average future service of employees expected to receive benefits under the plan.

	Pension Benefits			Other Benefits		
	2003	2002	2001	2003	2002	2001
Additional Information						
Increase in minimum liability included in other comprehensive income	**$ —**	$ —	$ —	**N/A**	N/A	N/A
Weighted-average assumptions used to determine net periodic benefit						
Discount rate	**7.00%**	7.25%	7.25%	**6.25%**	6.75%	7.00%
Expected long-term return on plan assets	**8.50%**	8.50%	8.50%	**6.75%**	6.75%	7.00%
Rate of compensation increase	**4.00%**	4.25%	4.25%	**N/A**	N/A	N/A
Weighted-average assumptions used to determine benefit obligations						
Discount rate	**6.50%**	7.00%		**6.25%**	6.25%	
Rate of compensation increase	**3.50%**	4.00%		**N/A**	**N/A**	

The expected long-term rate of return for the pension plan is based on the expected return of each of the plans asset categories (detailed below), weighted based on the median of the target allocation of each category.

Assumed Health Care Cost Trend Rates

The discretionary factors contained within our postretirement health care plan are intended to hold constant the maximum monthly benefit of $100 payable per eligible retiree. Accordingly, an assumed 1 percentage point increase or decrease in health care cost trend rates would not impact the health care plan's accumulated projected benefit obligation or its service and interest costs.

Plan Assets

	Target Allocation 2004	Allowable Range	Target Percentage of Plan Assets at October 31 2003	2002
Plan Assets				
Equity Securities	70%	40-80%	70%	62%
Debt Securities	25%	20-40%	26%	33%
Real Estate	0%	0%	0%	0%
Other	5%	3-10%	4%	5%
Total			100%	100%

Investment Policy and Strategy

The policy, as established by the Pension Committee, is to invest assets per the target allocations stated above. The assets will be reallocated periodically to meet the above target allocations. The investment policy will be reviewed periodically, under the advisement of a certified investment advisor, to determine if the policy should be changed.

The overall investment return goal is to achieve a return greater than a blended mix of stated indices tailored to the same asset mix of the plan assets by 0.5% after fees over a rolling 5-year moving average basis.

Allowable assets include cash equivalents, fixed income securities, equity securities, exchange traded index funds and GICs. Prohibited investments include, but are not limited to, commodities and future contracts, private placements, options, limited partnerships, venture capital investments, real estate and IO, PO, and residual tranche CMOs. Unless a specific derivative security is allowed per the plan document permission must be sought from the Pension Committee to include such investments.

In order to achieve a prudent level of portfolio diversification, the securities of any one company should not exceed more that 10% of the total plan assets, and no more that the 25% of total plan assets should be invested in any one industry (other than securities of U.S. Government or Agencies). Additionally, no more than 20% of the plan assets shall be invested in foreign securities (both equity and fixed).

Cash Flows

Contributions: We do not expect to make any contributions to our pension plan or our other postretirement plans in 2004.

Note 11. Other Borrowings

Short-Term Borrowings: During 2003 and 2002, our short-term borrowings consisted of securities sold under agreements to repurchase (repurchase agreements) and advances under a line of credit with the Federal Home Loan Bank of Pittsburgh (FHLB). Interest is paid on the repurchase agreements based on either fixed or variable rates as determined upon origination. At December 31, 2003 and 2002, securities with an amortized cost of $17,377,142 and $11,118,622, respectively, and estimated fair values of $17,903,781 and $11,622,979, respectively, were pledged to secure the repurchase agreements.

As a member of the FHLB, the bank has access to various lines of credit under programs administered by the FHLB. Borrowings under these arrangements bear interest at the interest rate posted by the FHLB on the day of the borrowing and are subject to change daily. The lines of credit are secured by a blanket lien on all unpledged and unencumbered assets.

The following information is provided relative to these obligations:

	2003		2002	
	Repurchase Agreement	**Line of Credit**	**Repurchase Agreement**	**Line of Credit**
Amount outstanding at December 31	**$19,066,301**	**$3,000,000**	$ 9,117,745	$1,277,000
Weighted average interest rate at December 31	**1.19%**	**1.03%**	2.51%	1.56%
Maximum month-end amount outstanding	**$19,066,301**	**$4,048,000**	$11,761,453	$2,081,000
Average daily amount outstanding	**$10,899,604**	**$1,078,952**	$ 9,794,700	$ 382,405
Weighted average interest rate for the year	**2.20%**	**1.30%**	2.78%	1.71%

Long-Term Borrowings: Long-term borrowings of $3,402,902 and $1,878,568 at December 31, 2003 and 2002, respectively, consist of advances from the FHLB which are used to finance specific lending activities. The weighted average interest rate at December 31, 2003 was 2.86%. The weighted average interest rate for the year ending December 31, 2003 was 2.90%.

A summary of the maturities of the long-term borrowings for the next five years is as follows:

Year	Amount
2004	$1,687,317
2005	1,260,129
2006	178,717
2007	153,665
2008	7,338
2009 and thereafter	115,736
Total	$3,402,902

Note 12. Commitments and Contingencies

At December 31, 2003 and 2002, the bank maintained required reserve balances with the Federal Reserve Bank of Richmond approximating $1,756,000 and $1,335,000, respectively. The bank does not earn interest on such reserve balances.

Litigation: We are involved in various legal actions arising in the ordinary course of business. In the opinion of counsel, the outcome of these matters will not have a significant adverse effect on our financial condition or results of operations.

Financial Instruments With Off-Balance-Sheet Risk: The bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of those instruments reflect the extent of involvement the bank has in particular classes of financial instruments.

	Contract Amount	
Financial instruments whose contract amounts represent credit risk	**2003**	**2002**
Commitments to extend credit	**$29,973,506**	$21,837,663
Standby letters of credit	**239,028**	544,315
Total	**$30,212,534**	$22,381,978

The bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, equipment or real estate.

Standby letters of credit are conditional commitments issued by the bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans. These letters of credit are generally uncollateralized.

Note 13. Shareholders' Equity and Restrictions on Dividends

The primary source of funds for the dividends paid by Citizens Financial Corp. is dividends received from Citizens National Bank. Dividends paid by the bank are subject to restrictions by banking regulations. The most restrictive provision requires approval by the Office of the Comptroller of the Currency if dividends declared in any year exceed the year's net income, as defined, plus the retained net profits of the two preceding years. During 2004, the net retained profits available for distribution to Citizens Financial Corp. as dividends without regulatory approval approximate $1,401,000 plus net income of the bank for the interim periods through the date of declaration.

The bank is subject to various regulatory capital requirements administered by the federal banking agencies. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the bank must meet specific capital guidelines that involve quantitative measures of the bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). We believe, as of December 31, 2003, that the bank meets all capital adequacy requirements to which it is subject.

The most recent notification from the Office of the Comptroller of the Currency categorized the bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that we believe have changed the bank's category.

The bank's actual capital amounts and ratios are presented in the following table (in thousands).

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2003:						
Total Capital (to Risk Weighted Assets)	**$21,044**	**14.52%**	**$11,589**	**8.00%**	**$14,487**	**10.00%**
Tier I Capital (to Risk Weighted Assets)	**19,648**	**13.56%**	**5,795**	**4.00%**	**8,692**	**6.00%**
Tier I Capital (to Average Assets)	**19,648**	**9.49%**	**8,282**	**4.00%**	**12,423**	**6.00%**
As of December 31, 2002:						
Total Capital (to Risk Weighted Assets)	$20,567	13.61%	$12,092	8.00%	$15,115	10.00%
Tier I Capital (to Risk Weighted Assets)	19,181	12.69%	6,046	4.00%	9,069	6.00%
Tier I Capital (to Average Assets)	19,181	10.50%	7,309	4.00%	10,964	6.00%

Note 14. Fair Value of Financial Instruments

The following summarizes the methods and significant assumptions used in estimating fair value disclosures for financial instruments.

Cash and due from banks: The carrying values of cash and due from banks approximate their estimated fair values.

Federal funds sold: The carrying values of federal funds sold approximate their estimated fair values.

Securities: Estimated fair values of securities are based on quoted market prices, where available. If quoted market prices are not available, estimated fair values are based on quoted market prices of comparable securities.

Loans: The estimated fair values for loans are computed based on scheduled future cash flows of principal and interest, discounted at interest rates currently offered for loans with similar terms to borrowers of similar credit quality. No prepayments of principal are assumed.

Accrued interest receivable and payable: The carrying values of accrued interest receivable and payable approximate their estimated fair values.

Deposits: The estimated fair values of demand deposits (i.e. noninterest bearing and interest bearing checking), money market, savings and other variable rate deposits approximate their carrying values. Fair values of fixed maturity deposits are estimated using a discounted cash flow methodology at rates currently offered for deposits with similar remaining maturities. Any intangible value of long-term relationships with depositors is not considered in estimating the fair values disclosed.

Short-term borrowings: The carrying values of short-term borrowings approximate their estimated fair values.

Long-term borrowings: The fair values of long-term borrowings are estimated by discounting scheduled future payments of principal and interest at current rates available on borrowings with similar terms.

Off-balance-sheet instruments: The fair values of commitments to extend credit and standby letters of credit are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit standing of the counterparties. The amounts of fees currently charged on commitments and standby letters of credit are deemed insignificant, and therefore, the estimated fair values and carrying values are not shown below.

Derivative Financial Instruments: The fair values of the interest rate swaps are based on quoted market prices of like products.

The carrying values and estimated fair values of the company's financial instruments are summarized below:

	December 31, 2003		December 31, 2002	
	Carrying Value	**Estimated Fair Value**	**Carrying Value**	**Estimated Fair Value**
Financial assets:				
Cash and due from banks	**$ 5,952,297**	**$ 5,952,297**	$ 4,789,115	$ 4,789,115
Securities available for sale	**60,077,178**	**60,077,178**	54,219,132	54,219,132
Loans	**134,311,352**	**139,712,494**	115,186,861	120,235,396
Accrued interest receivable	**1,096,486**	**1,096,486**	1,161,541	1,161,541
Total financial assets	**$201,437,313**	**$206,838,455**	$175,356,649	$180,405,184
Financial liabilities:				
Deposits	**$161,548,549**	**$162,208,128**	$147,740,991	$148,400,919
Short-term borrowings	**22,066,301**	**22,066,301**	10,394,745	10,394,745
Long-term borrowings	**3,402,902**	**3,433,212**	1,878,568	1,997,132
Accrued interest payable	**266,048**	**266,048**	345,357	345,357
Total financial liabilities	**$187,283,800**	**$187,973,689**	$160,359,661	$161,138,153
Financial Instruments:				
Interest rate swaps and call options	**$ 108,691**	**$ 108,691**	$ 107,900	$ 107,900

Note 15. Condensed Financial Statements of Parent Company

Information relative to the parent company's balance sheets at December 31, 2003 and 2002, and the related statements of income and cash flows for the years ended December 31, 2003, 2002 and 2001, are presented below.

	December 31,	
Balance Sheets	**2003**	**2002**
Assets		
Cash	**$ 2,247**	$ 2,976
Investment in subsidiaries	**20,476,167**	20,598,700
Due from subsidiary	**—**	3,299
Total assets	**$20,478,414**	$20,604,975
Shareholders' equity		
Common stock, $2.00 par value, 2,250,000 shares authorized, issued 750,000 shares	**$ 1,500,000**	$ 1,500,000
Additional paid-in capital	**2,100,000**	2,100,000
Retained earnings	**18,965,862**	17,912,258
Accumulated other comprehensive income	**675,016**	1,243,664
Treasury stock at cost, 118,622 and 103,477 shares, respectively	**(2,762,464)**	(2,150,947)
Total shareholders' equity	**$20,478,414**	$20,604,975

Citizens Financial Corp.

Statement of Income	For the Years Ended December 31, 2003	2002	2001
Income–dividends from subsidiary bank	**$ 1,571,515**	$ 983,581	$ 902,599
Expenses–operating	**5,681**	4,500	4,700
Income before equity in undistributed income of subsidiaries	**1,565,834**	979,081	897,899
Equity in undistributed income of subsidiaries	**446,115**	948,476	1,006,836
Net income	**$ 2,011,949**	$1,927,557	$ 1,904,735

Statement of Cash Flow	For the Years Ended December 31, 2003	2002	2001
Cash Flows from Operating Activities			
Net income	**$ 2,011,949**	$1,927,557	$ 1,904,735
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed income of subsidiaries	**(446,115)**	(948,476)	(1,006,836)
(Increase)/decrease in amount due from subsidiary	**3,299**	1,000	(4,299)
Cash provided by operating activities	**1,569,133**	980,081	893,600
Cash Flows from Investing Activities	**—**	—	—
Cash Flows from Financing Activities			
Dividends paid to shareholders	**(958,345)**	(906,057)	(844,533)
Acquisition of treasury stock	**(611,517)**	(76,381)	(49,999)
Cash used in financing activities	**(1,569,862)**	(982,438)	(894,532)
Increase/(decrease) in cash	**(729)**	(2,357)	(932)
Cash:			
Beginning	**2,976**	5,333	6,265
Ending	**$ 2,247**	$ 2,976	$ 5,333

ARNETT & FOSTER
Certified Public Accountants, P.L.L.C.

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Citizens Financial Corp.
and Subsidiaries
Elkins, West Virginia

We have audited the accompanying consolidated balance sheets of Citizens Financial Corp. and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Citizens Financial Corp. and its subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

ARNETT & FOSTER, P.L.L.C.

Arnett & Foster, P.L.L.C.

Charleston, West Virginia
January 9, 2004

Officers

CITIZENS FINANCIAL CORP.

MAX L. ARMENTROUT
Chairman of the Board

ROBERT J. SCHOONOVER
President and Chief Executive Officer

THOMAS K. DERBYSHIRE, CPA
Vice President and Treasurer

RAYMOND L. FAIR
Vice President

LEESA M. HARRIS
Secretary

CITIZENS NATIONAL BANK

ADMINISTRATION
ROBERT J. SCHOONOVER
President and Chief Executive Officer
JOHN F. HARRIS
Senior Vice President
WILLIAM T. JOHNSON, JR.
Executive Vice President/Cashier
THOMAS K. DERBYSHIRE, CPA
Sr. Vice President/Chief Financial Officer
SHERRI E. MARSTILLER
Sr. Vice President/Chief Operations Officer
CAROLYN A. KERENS
Sr. Vice President/Loan Administration
LEESA M. HARRIS
Sr. Vice President/Trust Officer
CAROLYN L. KORNTOP
Sr. Vice President/Compliance/CRA Officer
CARRIE L. FINK
Executive Secretary

OPERATIONS
MOLLY A. PAINTER
Vice President/Bookkeeping Manager
BRENDA WILFONG
Asst. Manager/Bookkeeping
BRADLEY W. HAMMOND
Vice President/IT Manager
LISA CRAWFORD
EDP Manager
SHARON SUTTON
Head Teller

AUDITING
BELINDA J. CLEVENGER, CPA
Auditor
NATHANIEL S. BONNELL
Special Projects Officer

ACCOUNTING & FINANCE
NICOLE D. MCKISIC
Controller
CHRISTINA M. WAYBRIGHT
Asst. Controller

FINANCIAL SALES & SERVICES
ROBERT E. COWGILL
Business Development Officer
BRENDA SCHMIDLEN
IRA/Bank Secrecy/Security
PATSY Y. SHARP
Retail Banking Manager

TRUST SERVICES
JANICE L. THOMPSON
Asst. Trust Officer

CITIZENS INVESTMENT SERVICES
WILLIAM E. MORGAN
Investment Executive

HUMAN RESOURCES
CARLA R. FISHER
Vice President/Human Resources Officer

LOANS
LINDA K. SMITH
Vice President/Loan Officer— Consumer Loans
FRANKLIN W. HINZMAN
Vice President/Loan Officer— Commercial Loans
JEFFREY S. NIDA
Asst. Vice President/Loan Officer— Consumer Loans
MICHELLE D. CHANNELS
Loan Officer
DONALD E. FASIG, II
Loan Review Officer

MARKETING
KATHY K. LEOMBRUNO
Vice President/Marketing Officer

TUCKER COUNTY BRANCH
D. RANDALL MOORE
Vice President/Branch Manager
CLARA L. SPONAUGLE
Asst. Branch Manager
DEBORAH T. RITTER
Loan Officer

PETERSBURG BRANCH
PAUL A. LEATHERMAN
Branch Manager
DEBRA N. COSNER
Asst. Branch Manager

SNOWSHOE BRANCH
SHERRY L. RADCLIFF
Branch Manager
ANDREW M. FRIEL
Asst. Branch Manager

MARLINTON BRANCH
JAMES E. CUTLLIP
Regional Manager— Pocahontas Co.
MARY K. CLENDENEN
Branch Manager
DAWN H. BUCHANAN
Asst. Branch Manager

Board of Directors

CITIZENS FINANCIAL CORP.

ROBERT NORMAN ALDAY
President, Phil Williams Coal Company

MAX L. ARMENTROUT
President and Chairman of the Board,
Laurel Lands Corp.

WILLIAM J. BROWN
President, Hess Oil Co., Inc.;

EDWARD L. CAMPBELL
Retired, Campbell's Market

RAYMOND L. FAIR
Attorney at Law

JOHN F. HARRIS
Senior Vice President, Citizens National Bank;
Retired, Transportation Industry

CYRUS K. KUMP
President, Kump Enterprises;
Kerr Real Estate

ROBERT J. SCHOONOVER
President and Chief Executive Officer,
Citizens National Bank

L. T. WILLIAMS
Retired, Elkins Builders Supply, LLC

JOHN A. YEAGER, CPA
Controller, Newlon's International Sales, LLC

PAUL J. JOSEPH
Director Emeritus

CITIZENS NATIONAL BANK

MAX L. ARMENTROUT
President and Chairman of the Board,
Laurel Lands Corp.

WILLIAM J. BROWN
President, Hess Oil Co., Inc.;

EDWARD L. CAMPBELL
Retired, Campbell's Market

RAYMOND L. FAIR
Attorney at Law

JOHN F. HARRIS
Senior Vice President, Citizens National Bank;
Retired, Transportation Industry

DICKSON W. KIDWELL
President, Kidwell Auto Parts

CYRUS K. KUMP
President, Kump Enterprises;
Kerr Real Estate

FRANKLIN M. SANTMYER, JR.
President, Wil-Ken, Inc.;
President, Gino's Pizza of Elkins;

ROBERT J. SCHOONOVER
President and Chief Executive Officer,
Citizens National Bank

THOMAS A. WAMSLEY
Cattleman; Co-Owner, C&J Dairy King

L.T. WILLIAMS
Retired, Elkins Builders Supply, LLC

C. CURTIS WOODFORD
President, Woodford Oil Company

JOHN A. YEAGER, CPA
Controller, Newlon's International Sales, LLC

PAUL J. JOSEPH
Director Emeritus

Citizens Financial Corp.

Annual Meeting

The annual meeting of the shareholders of Citizens Financial Corp. will be held in the Citizens National Bank building, 211-213 Third Street, Elkins, WV at 11:00 a.m., April 17, 2004.

Form 10-K

Copies of Citizens Financial Corp.'s Annual Report to the Securities and Exchange Commission, Form 10-K, may be obtained by writing:

Thomas K. Derbyshire, Vice President and Treasurer
Citizens Financial Corp.
P.O. Box 1519
Elkins, WV 26241-1519

Legal Counsel:
Busch and Talbott, John Busch, Esq.

Auditors:
Arnett & Foster, P.L.L.C.
Certified Public Accountants
Charleston, WV

Citizens Financial Corp.